SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

|_| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
         For the fiscal year ended ________________

                           Or

|X| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from December 16, 2002 to December 31, 2002

         Commission File Number 0-15083



   The South Financial Group 401(k) Plan (formerly Carolina First 401(k) Plan)
   ---------------------------------------------------------------------------
                            (Full title of the plan)


                         The South Financial Group, Inc.
                              102 South Main Street
                              Greenville, SC, 29601
                -------------------------------------------------
             (Name of Issuer of the securities held pursuant to the
               plan and address of its principal executive office)

         (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

                                                                                                             PAGE
        Independent Auditors' Report                                                                          F-1
        Financial Statements:
             Statements of Net Assets  Available for Benefits as of December 31,
             2002 and December 15, 2002 F-2  Statements of Changes in Net Assets
             Available for Benefits for the period from December 16, 2002 to
                December 31, 2002 and the year ended December 15, 2002                                        F-3
             Notes to Financial Statements                                                                    F-4
        Schedule 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                           F-9


         (b) The  following  Exhibits are filed as part of this Annual Report on Form 11-K:

         Exhibit Index                                                                                        B-1
         Exhibit 23        Independent Auditors' Consent                                                      B-2
         Exhibit 99        Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant
                           to Section 906 of the Sarbanes-Oxley Act of 2002                                   B-3



                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           The South Financial Group 401(k) Plan
                                           -------------------------------------
                                                    (Name of Plan)

Date:   January 7, 2004               By:  /s/ David R. Bell
                                           -------------------------------------
                                           Director of Compensation - Benefits
                                           Plan Administrator

                          INDEPENDENT AUDITORS' REPORT



Administrative Committee
The South Financial Group, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan (the Plan) as of December 31, 2002 and December 15, 2002, and the related statements of changes in net assets available for benefits for the period from December 16, 2002 to December 31, 2002 and the year ended December 15, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and December 15, 2002, and the changes in net assets available for benefits for the period from December 16, 2002 to December 31, 2002 and the year ended December 15, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ KPMG LLP

Greenville, South Carolina
December 1, 2003


                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                      Statements of Net Assets Available for Benefits
                                          December 31, 2002 and December 15, 2002

                                                               December 31           December 15
                                                            -------------------   -------------------
Assets:
     Investments, at fair value                             $    29,788,222            30,482,843
     Participants' contributions receivable                         257,701               117,044
     Employer contribution receivable                               326,056               243,743
     Cash                                                           245,387               214,379
                                                            -------------------   -------------------
                 Total assets                                    30,617,366            31,058,009
                                                            -------------------   -------------------
Liabilities:
     Accrued administrative expenses                                     -                100,642
                                                            -------------------   -------------------
                 Total liabilities                                       -                100,642
                                                            -------------------   -------------------
                 Net assets available for benefits          $    30,617,366            30,957,367
                                                            ===================   ===================
See accompanying notes to financial statements.


                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                                 Statements of Changes in Net Assets Available for Benefits
              For the period from December 16, 2002 to December 31, 2002 and the year ended December 15, 2002

                                                                                   December 31         December 15
                                                                                 ---------------     ---------------
Additions to net assets attributed to:
        Net realized and unrealized appreciation (depreciation)
           in fair value of investments                                         $     (563,929)         1,077,236
        Interest and dividends                                                             958            624,605
                                                                                ---------------     --------------
                 Total investment (loss) income                                       (562,971)         1,701,841
     Contributions:
        Employer                                                                        82,313          2,328,071
        Participant                                                                    140,657          3,445,025
        Rollovers                                                                           -             203,404
                                                                                ---------------     --------------
                 Total contributions                                                   222,970          5,976,500
     Merger of Mercantile Bank 401(k) Plan and Trust                                        -           2,088,931
                                                                                ---------------     --------------
                 Total additions                                                      (340,001)         9,767,272
Deductions:
     Distributions to participants                                                          -           4,259,825
     Administrative expenses                                                                -             100,642
                                                                                ---------------     --------------
                 Total deductions                                                           -           4,360,467
                 Net (decrease) increase in net assets                                (340,001)         5,406,805
                 Net assets available for benefits at beginning of period           30,957,367         25,550,562
                                                                                ---------------     --------------
                 Net assets available for benefits at end of period                 30,617,366         30,957,367
                                                                                ===============     ==============
See accompanying notes to financial statements.




                   THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN
                          Notes to Financial Statements
                     December 31, 2002 and December 15, 2002

(1)    DESCRIPTION OF PLAN

       The following description of The South Financial Group, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan, which was formed in January 1989, is a defined contribution plan with a cash-or-deferred arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It covers all eligible employees of The South Financial Group, Inc. (formerly Carolina First Corporation) and its subsidiaries (collectively Plan Sponsor, Employer) who are age 18 or older. Effective January 1, 2002, an employee shall be eligible to participate in the Plan upon the date he/she attains 18 years of age. Prior to January 1, 2002, employees are eligible to begin participation in the Plan on the first day of the month coincident with or following the attainment of one year of service (1,000 hours).

       (B)    FISCAL YEAR

              Effective December 16, 2002, the Plan adopted an amendment which changes its fiscal year end from December 15 to December 31.

       (C)    CONTRIBUTIONS

              Each year, participants may defer up to 16% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan Sponsor will contribute a discretionary matching contribution of a percentage of the participants' compensation that a participant contributes to the Plan. The Plan Sponsor may also contribute a discretionary nonelective Employer contribution.

              Upon  enrollment in the Plan, an employee may direct  employee and
              employer   contributions  to  any  of  the  Plan's  fund  options.
              Participants may change their investment options daily.

       (D)    FORFEITURES

              Effective January 1, 2002, the Plan adopted an amendment which allows forfeited balances of terminated participants' non vested accounts to be used to pay administrative expenses. Forfeited balances were $7,651 for the period from December 16 to December 31, 2002 and $231,123 for the year ended December 15, 2002. Of the total funds forfeited $202,648 were used to pay administrative expenses for the year ended December 15, 2002 and $36,126 will be used to reduce future employer contributions.

        (E)   PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan investment results. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                      F-4                            (continued)

                  THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN
                          Notes to Financial Statements
                     December 31, 2002 and December 15, 2002

       (F)    VESTING

              Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting of employer contributions plus actual earnings thereon is based upon years of continuous service. A year of service is defined as working a minimum of 1,000 hours in a plan year after reaching age 18. A participant is 100% vested after five years of credited service, according to the following schedule:

                                                          PERCENT OF
                                                        NONFORFEITABLE
                                                           INTEREST
                                                      -------------------
                   Years of service:
                      Less than 1                             0%
                      1                                      20%
                      2                                      40%
                      3                                      60%
                      4                                      80%
                      5 or more                             100%


              Notwithstanding   the   aforementioned,   upon   reaching   normal
              retirement age or upon death or disability, participants become 100% vested.

       (G)    PARTICIPANT LOANS

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balances. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by Carolina First Bank (Trustee). Principal and interest are paid ratably through payroll deductions.

       (H)    PAYMENT OF BENEFITS

              Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

       (I)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

       (J)    ADMINISTRATIVE EXPENSES

              Expenses incurred by the Plan Administrator or the Trustee in the administration of the Plan and the Trust, including fees for legal services rendered, agreed upon compensation to the Trustee, and all other proper charges and expenses of the Plan Administrator, Trustee, and their agents and counsel, were charged against the assets of the Trust, as allowed by the Plan Document. See note 5.


                                      F-5                            (continued)

                  THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN
                          Notes to Financial Statements
                     December 31, 2002 and December 15, 2002


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       (B)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments in mutual funds are stated at fair value determined by the quoted market prices on the last business day of the plan year. Investments in collective trust funds are stated at estimated fair values which have been determined based on the unit values of the funds. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        (C)   PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    INVESTMENTS

       The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, and December 15, 2002 are as follows:


                                                                        December 31         December 15
                                                                    -----------------    -----------------
       Investments, at fair value as determined by quoted
            market price:
               Putnam International Growth                           $   1,585,970           1,599,371
               Wells Fargo Stable Return Fund                            3,541,720           3,570,231
               The South Financial Group Unitized Stock Fund            13,214,762          13,714,943
               Vanguard 500 Index Fund                                   4,911,129           4,921,343




                                      F-6                            (continued)

                  THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN
                          Notes to Financial Statements
                     December 31, 2002 and December 15, 2002

       During the period from December 16, 2002 to December 31, 2002 and for the year ended December 15, 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(563,929) and $1,095,662, respectively, as follows:

                                                                   December 31           December 15
                                                                -------------------   -------------------
       Investments, at fair value as determined by quoted
            market price:
               Mutual Funds                                     $          (98,944)        (1,994,938)
               Collective Trust Funds                                     (464,985)         3,090,600
                                                                -------------------   -------------------
                                                                $         (563,929)         1,095,662
                                                                ===================   ===================

(4)    PARTY-IN-INTEREST TRANSACTIONS

       The Plan's investments are held in trust by Carolina First Bank and Trust, a subsidiary of the Plan Sponsor, until December 2002.

       During the period from December 16, 2002 to December 31, 2002 and for the year ended December 15, 2002, the Plan received dividends of $0 and $308,197, respectively, on its investment in common stock of the Employer.

(5)    PROHIBITED TRANSACTION

       The Plan had accrued expenses to the Plan Sponsor of approximately $100,000 during the year ended December 15, 2002. Pursuant to the Plan Document, the Plan Sponsor is allowed to charge the Plan trustee fees, as long as the fees only include out-of-pocket expenses. The Plan Sponsor is currently evaluating if the fees exceeded out-of-pocket expenses. The Plan Sponsor intends to reimburse the Plan for any fees received which are prohibited according to the provisions of ERISA and the Internal Revenue Code.

(6)    INCOME TAX STATUS

       The Plan has received a determination letter from the Internal Revenue Service dated September 3, 1991, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

(7)    PLAN MERGERS

       On August 31, 2002, the Plan Sponsor acquired Gulf West Banks, Inc. As a result, the net assets available for benefits totaling $2,088,931 in the Mercantile Bank 401(k) Plan and Trust were merged into the Plan in September 2002.

       Employees of Gardner Associates, Inc., which was recently acquired by the Company, were eligible to participate in the Plan effective October 1, 2002. The assets of the Gardner Associates Profit Sharing and 401(k) Plan will be merged into the Plan in 2003.

(8)    RECONCILIATION OF FINANCIAL STATEMENTS

       The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and December 15, 2002 to the respective Form 5500's:


                                      F-7                            (continued)

                  THE SOUTH FINANCIAL GROUP, INC. 401(K) PLAN
                          Notes to Financial Statements
                     December 31, 2002 and December 15, 2002

                                                                            December 31           December 15
                                                                        -------------------   -------------------
Net assets available for benefits per the financial statements          $    30,617,366            30,957,367
Amounts allocated to withdrawing participants                                  (187,712)             (151,338)
                                                                        -------------------   -------------------
Net assets available for benefits per the respective Form 5500's        $    30,429,654            30,806,029
                                                                        ===================   ===================


       The following is a reconciliation of benefits paid to participants per the financial statements for the 16 days ended December 31, 2002 and for the year ended December 15, 2002, to respective Form 5500's:


                                                            December 31           December 15
                                                         ------------------    ------------------
       Benefits paid to participants per the
            financial statements                         $           -         $     4,259,825
       Add: Amounts allocated to withdrawing
            participants at December 31 and 15, 2002              187,712              151,338
       Less: Amounts allocated to withdrawing
            participants at December 15, 2002                    (151,338)                  -
                                                         ------------------    ------------------
       Benefits paid to participants per the
            respective Form 5500's                       $         36,374      $     4,411,163
                                                         ==================    ==================


       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

(9)    SUBSEQUENT EVENT

       In April 2003, the Plan Sponsor acquired the recordkeeper, American Pensions, Inc.

                                                                                                                 Schedule 1
                                        THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
                              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                     December 31, 2002

      (a)                    (b)                                 (c)
     Party           Identity of issue,               Description of investment                  (d)              (e)
      in-             borrower, lessor,       including maturity date, rate of interest,                        Current
   interest           or similar party            collateral, par or maturity value             Cost             value
----------------   ------------------------   -------------------------------------------   --------------   ---------------
                   Mutual Funds
                   Dodge & Cox                Stock Fund                                         **          $  1,013,008
                   Janus                      Growth & Income Fund                               **               393,582
                   Putnam                     International Growth Fund                          **             1,585,970
                   T-Rowe Price               Small Cap                                          **                 5,903
                   SEI                        Core Fixed - Income Fund                           **               840,557
                   SEI                        Diversfied Conservative Income Fund                **               742,099
                   Vanguard                   Total Bond Market Fund                             **               674,106
                   Vanguard                   500 Index Fund                                     **             4,911,129
                   Vanguard                   Mid Cap Index Fund                                 **                 1,261
                   Wells Fargo                Stable Return Fund                                 **             3,541,720
       *           The South Financial Group  Equity Fund                                        **             1,400,400
       *           The South Financial Group  Life Cycle Fund                                    **             1,002,459
                   Collective Trust Funds
       *           The South Financial Group  Unitized Stock Fund                                **            13,214,762


       *           Participant loans          With an interest rate of prime and a range of
                                                maturity dates from 2003 to 2018                                  461,266
                                                                                                            ---------------
                                                                                                            $  29,788,222
                                                                                                            ===============
*       Indicates party-in-interest to the Plan.
**      Cost information has not been included in column (d) because all investments are participant directed.

See accompanying independent auditors' report.



                                  EXHIBIT INDEX




Exhibit No.       Description                                                           Location
-----------       -----------                                                           --------
(23)              Independent Auditors' Consent                                         Filed herewith

(99)              Certification pursuant to 18 U.S.C. Section 1350, as adopted          Filed herewith
                  pursuant to Section 906 of the Sarbanes-Oxley Act of 2002











                                      B-1